Shareholder meeting
On December 1, 2004, a special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 22,539,179 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         22,065,889      473,290
Richard P. Chapman, Jr. 21,622,935      916,244
William H. Cunningham   21,977,285      561,894
Ronald R. Dion          22,065,889      473,290
Charles L. Ladner       21,977,285      561,894
Dr. John A. Moore       22,064,618      474,561
Patti McGill Peterson   21,455,259      1,083,920
Steven Pruchansky       22,065,889      473,290
James A. Shepherdson    21,534,331      1,004,848